UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 8-K

                                 CURRENT REPORT
     Pursuant to Section 13 or 15 (d) of The Securities Exchange Act of 1934

        Date of Report (Date of earliest event reported) January 27, 2005
                                                        ------------------

                              VIPER NETWORKS, INC.
     -----------------------------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                                      Utah
                            (State of Incorporation)

                                     0032939
                              (Commission File No.)

                                   87-0410279
                        (IRS Employer Identification No.)

              10373 Roselle Street, Suite 170, San Diego, CA 92121
                     (Address of Principal Executive Office)

        Registrant's telephone number including area code: (858) 452-8737

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12).

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)).

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the exchange Act (17 CFR 240.13e-4(c)).

Items 1.01, 1.02, 2.01, 3.02, 7.01, and 8.01

     On August 21, 2003, Viper Networks, Inc., a Utah corporation (the "Company") entered into an Asset Purchase Agreement (the "Agreement") with Young's Environmental Solutions, LLC, a Nevada limited liability company (the "Seller"). The Seller is an entity owned and managed by Stephen D. Young, a former officer and director of the Company ("Young").

     Under the terms of the Agreement, the Company purchased a one-half interest in land located in San Jacinto, California (the "Real Property"). At the time of the Agreement, the Company intended to develop the Real Property and include facilities for the Company.

     The purchase of the Real Property was undertaken through the Company's issuance of an aggregate of 4,000,000 shares of the Company's Common Stock to two transferees who had, by prior agreement, transferred the land to the Seller. The Agreement grants each of the two transferees piggy-back registration rights to include up to an aggregate of 1,000,000 shares each in a Form SB-2 registration statement that may be filed by the Company. The Agreement further provides that the two transferees shall be allowed to sell, subject to Rule 144 of the Securities Act of 1933, up to 250,000 shares each during each calendar quarter commencing one year after the date at which the shares are issued in payment of the purchase price of the Real Property.

     Subsequently, on January 27, 2005, the Company and the Seller entered into a settlement agreement (the "Settlement Agreement"). The Settlement Agreement, by its terms, was effective August 21, 2003 and provides for the following:

     (1) The Company and the Seller agreed that Young was to return an aggregate of 4,400,000 shares of the Company's Common Stock previously issued to Young with all said shares to be returned to the Company for cancellation; and

     (2) The Company and Young agreed that the Company was released from all obligations to Young (and all affiliates of Young) in connection with the following common stock purchase options and all rights thereto, all rights to receive shares of the Company's Common Stock, and all rights to receive all other consulting fees, as previously granted to Young or as claimed as granted to Young, namely:

               (a) the common stock purchase option giving Young the right to purchase 500,000 shares of the Company's Common Stock (granted on July 17, 2003);

               (b) the common stock purchase option giving Young the right to purchase 250,000 shares of the Company's Common Stock (granted on December 16, 2003); and

               (c) all obligations that the Company has or may have to Young for any other consulting fees, whether earned or unearned in any capacity.

     (4) The Company and the Seller also agreed that Young would assume sole and exclusive responsibility:

               (a) for the payment of all debts and encumbrances in connection with the purchase, ownership, possession, maintenance, and operation of all activity on the Real Property;

               (b) for all costs incurred in connection with the transfer of record title to the Real Property to ensure that the Company is not listed as holding any interest in the Real Property; and

               (c) to provide the Company, to the extent that the insurance carrier will so provide, with an insurance binder showing that the Company is an additional insured on all insurance policies on the Real Property and for the Company to continue as an additional insured on all such policies for a period of three years thereafter.

     (5) For its part and not withstanding the other terms of the Settlement Agreement, the Company agreed to reimburse Young by issuing an unsecured subordinated promissory note equal to the net proceeds received by the Company arising out of the financing of the Real Property.

     (6) The Company also agreed to grant Young a common stock purchase warrant for the purchase of up to 2,750,000 shares of the Company's Common Stock (the "New Option") at an exercise price of thirty cents per share (the "Exercise Price"). The New Option is exercisable as follows: (a) 1,000,000 shares may be purchased on or after October 12, 2005; (b) 1,000,000 shares may be purchased on or after October 12, 2006; and 750,000 shares may be purchased on or after October 12, 2007. The New Option and all rights to purchase the Company's shares expires on October 12, 2009. The New Option also contains provisions to adjust the Exercise Price and the number of shares purchasable thereunder in the event in the nature of a stock split or recapitalization.

     (7) The Company and the Seller (including Young and a corporate affiliate of Young) also agreed to mutually and forever released each other from and against any and all liabilities, claims, demands, causes of action, rights (contingent, accrued, or otherwise) which either has or may have against the other party (including, but not limited to, any officers, directors, or other affiliates) except that the Seller was not released from any liability that may be asserted by the two transferees;

     (8) The Company agreed to pay Young the sum of $12,000 for past services as an outside director and Young agreed to resign as a director and officer of the Company effective October 12, 2004.

The Company entered into the Settlement Agreement to resolve uncertainties related to the purchase of the Real Property and believes that the Settlement Agreement will better serve the Company's long-term interests.

Item 1.01, 7.01, and 8.01

Dial Discount USA Inc., one of the first web-based long distance companies in the marketplac that began marketing long distance products and services in1999, will feature Viper Networks on the Web site of its wholly-owned subsidiary, BroadbandTeleco.com. The site will be selling Viper Networks home and business products, which start as low as $49.99 and $129.99 for business users. Dial Discount USA Inc. is a non-facilities based telephone company offering local and long distance service in one-package to customers world-wide.



                                    EXHIBITS

Exhibit 10(C)  Settlement Agreement signed January 27, 2005

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       VIPER NETWORKS, INC.


Dated: February 1, 2005                By:/s/ Paul E. Atkiss
                                       -----------------------------------
                                       Paul E. Atkiss
                                       Chief Financial Officer

Exhibit 10(C)
                              SETTLEMENT AGREEMENT

THIS SETTLEMENT AGREEMENT ("Agreement") is effective as of August 21, 2003, by and between among Viper Networks, Inc., a Utah corporation with principal offices at 7660 Fay Avenue, Suite H3339, La Jolla, California 92037 (the "Releasee") on the one hand, and Young's Environmental Solutions, LLC a Nevada limited liability company with principal address at 840 McAllister Avenue, Big Bear City, California 92314 (the "LLC Releasor"), Young's Environmental Solutions, Inc. a Nevada corporation with principal address at 840 McAllister Avenue, Big Bear City, California 92314 (the "Corporate Releasor"), Stephen D. Young, a married individual whose principal residence is 840 McAllister Avenue, Big Bear City, California 92314 (the "Individual Releasor"). The LLC Releasor, the Corporate Releasor, and the Individual Releasor are hereinafter jointly referred to as the "Releasors."

WHEREAS:

A. The Releasee and the LLC Releasor are parties to that certain Asset Purchase Agreement dated August 21, 2003 (the "Understanding") where the Releasee, through the negotiations and discussions conducted by the Individual Releasor, issued Four Million (4,000,000) shares of its common stock ($0.001 par value) (the "Transaction Shares") to a Glenn C. Barnett and George A. Brown (both, collectively, as the "Investors").

B. The Understanding contemplated that the Releasee was to acquire a one-half interest in certain real property located in San Jacinto, Riverside County, California and as more particularly described in the legal description set for as Exhibit A attached hereto (the "Real Property").

C. The Releasee and the Releasors, subject to the terms and conditions of this Agreement, seek to fully, completely, and irrevocably terminate the Understanding and terminate all rights and obligations that the Releasee and the Releasors may have to all persons identified or described in the Understanding.

D. The Releasee and the Releasors, subject to the terms and conditions of this Agreement, seek to fully and finally settle and terminate all liabilities and obligations that the Releasee has or may have to all of the Releasors and to fully and finally settle and terminate all liabilities and obligations that the Releasors may have to the Releasee.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.00. Release of Claims by the Releasees and Releasors.

     1.01. Release By Releasee. In consideration of: (a) the mutual releases herein; (b) the indemnifications provided by the Releasors to the Releasee as set forth herein; (c) the Individual Releasor's delivery of one (1) or more common certificates representing an aggregate of four million (4,000,000) shares of the common stock of Releasee ($0.001 par value) (the "Cancelled Shares") and one (1) or more common certificates representing an aggregate of four hundred thousand (400,000) shares of the common stock of Releasee ($0.001 par value) representing the dividend issued on that stock pursuant to the 11-for-10 stock split effective October 17, 2004 (the "Cancelled Dividend Shares") as set forth in Section 1.05(a) of this Agreement;(d) the delivery by the Individual Releasor of the Letter of Resignation attached as Exhibit B to this Agreement; and (e) the full and faithful performance of the obligations by the Releasors as set forth in Section 1.05 of this Agreement and upon execution of this Agreement by the Releasors and the Releasee, then the Releasee on its own behalf and on behalf of each of all of its current and former officers, directors, agents, parent corporations, sister corporations, affiliates, attorneys, heirs, successors in interest, and assigns (the "Releasing Parties"), hereby fully and forever releases, acquits and discharges each and every one of the Releasors and each of their current and former officers, directors, stockholders, members, managers, agents, parent corporations, sister corporations, limited liability companies, affiliates, heirs, assigns, trustees, trustors, beneficiaries, attorneys, together with all affiliates, business associates, all entities currently or previously associated or affiliated with any one or more of the Releasors and each of them, of and from any and all liabilities, claims, demands, actions, causes of action and rights (contingent accrued, or otherwise) (collectively, as "Claims") which the Releasee (and any officer, director, employee or agent of the Releasee) may now have against any or all parties released. Notwithstanding the provisions of Sections 1.01 and 1.04 of this Agreement or any other term or provision of this Agreement, the Releasing Parties are not hereby releasing the Releasors from and against any Claims that may be asserted by the Investors, Circle B Development Company, or any person or persons claiming under or through one or more of them in connection with the issuance of the Transaction Shares pursuant to the Understanding. The Individual Releasor shall retain all liability to all said persons in the event any claims or demands are asserted in connection with the offering, sale, or issuance of the Transaction Shares pursuant to the Understanding.

     1.02. Release by Releasors. In consideration of: (a) the mutual releases herein; (b) the indemnifications provided by the Releasee to the Releasors set forth herein; (c) the full and faithful performance of the obligations of the Releasee as set forth in Section 1.05 of this Agreement and upon execution of this Agreement by the Releasors and the Releasee; and (d) together with other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, then the Releasors, individually and collectively and on their own behalf and on behalf of each of their current and former officers, directors, stockholders, members, managers, agents, parent corporations, sister corporations, limited liability companies, affiliates, attorneys, heirs, successors in interest, and assigns, hereby fully and forever releases, acquits and discharges the Releasee and each of their current and former officers, directors, agents, parent corporations, sister corporations, affiliates, heirs, assigns, trustees, trustors, beneficiaries, attorneys, together with all affiliates, business associates, all entities currently or previously associated or affiliated with the Releasee and each of them (all such persons are included in the definition "Releasees" for the purpose of this Section 1.02), of and from any and all Claims which the Releasors (including any one or more of them) may now have against any or all Releasees.

     1.03 Release by Individual Releasor. In consideration of: (a) the mutual releases herein; (b) the indemnifications provided by the Releasee to the Individual Releasor set forth herein; (c) the payment of the sum of Twelve Thousand Dollars ($12,000.00) (the "Consulting Fee") to the Individual Releasor by the Releasee; and (d) together with other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, then the Individual Releasor, individually and on behalf of his agents, parent corporation, sister corporation, limited liability companies, affiliates, attorneys, heirs, successors in interest, and assigns, hereby fully and forever releases, acquits and discharges the Releasee from:

(a)  All rights and interests that the  Individual  Releasor has or may have to:
     (i) the  Cancelled  Shares and Cancelled  Dividend  Shares (as described in
     Section 1.05(a) of this Agreement).

(b) All obligations that the Releasees have or may have to the Individual Releasor arising out of that certain Option to Purchase Five Hundred Thousand (500,000) shares of the common stock of the Releasee dated July 17, 2003;

(c) All obligations that the Releasees have or may have to the Individual Releasor arising out of that certain Option to Purchase Two Hundred Fifty Thousand (250,000) shares of the common stock of the Releasee dated December 16, 2003;

(d) All obligation that the Releasees have or may have to the Individual Releasor arising out of that certain 2000 Equity Incentive Plan (including, but not limited to, Non-Statutory Stock Options, Incentive Stock Options, Limited Rights, and Stock Awards);

(e) All obligations that the Releasees have or may have to the Individual Releasor or any other persons for the issuance of any capital stock that has not been earned (the "Pending Shares") arising out of and pursuant to the terms of, that certain Securities Purchase Agreement, dated July 16, 2003 among the Releasee, certain representatives of the Releasee, Coliance Communications, Inc., a California corporation ("Coliance"), and certain holders of the capital stock of Coliance (the "Coliance Purchase Agreement"), except that it is expressly agreed that the Pending Shares described on Exhibit E Agreement which have not been delivered to the Individual Releasor to date pending the occurrence of the applicable qualifying event and/or time frame relating to delivery thereof, have been issued and remain pending, as set forth in Exhibit E, and are not being released or waived by the Individual Releasor.

(f) All obligations that Releasee has or may have to the Individual Releasor for any consulting fees or similar, whether earned or unearned in any capacity, except as provided in the first paragraph of Section 1.03, above.

     The Releasees and the Individual Releasor hereby acknowledge and agree that the release of obligations described in this Section 1.03 of this Agreement is in addition to the provisions of this Agreement releasing the Releasee of all obligations to the Individual Releasor otherwise provided hereunder.

     1.04. Mutual Waiver; Section 1542. In executing and delivering this Agreement and releasing each of the other respective parties herein, each party hereby waives any and all rights which may exist under Section 1542 of the Civil Code of the State of California, which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR EXPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR, INCLUDING BUT NOT LIMITED TO ANY AND ALL OTHER ACTIONS WHICH MAY CONSTITUTE A
BREACH OF A FIDUCIARY DUTY WHICH IS CURRENTLY UNKNOWN AND/OR UNDISCLOSED TO RELEASEE AT THE TIME OF EXECUTION OF THIS AGREEMENT.

     1.05. Actions To Be Taken Upon Execution. All of the parties hereto agree that upon execution of this Agreement, or at the times expressly provided for below in this Section 1.05:

(a) The Individual Releasor shall, at no cost or expense to Releasee, return and deliver the Cancelled Shares and Cancelled Dividend Shares to the Releasee, which shall be comprised of the Shares of Releasee Common Stock represented in the Stock Certificates listed on Exhibit G attached hereto.

(b) The Individual Releasor shall, at no cost or expense to Release, return and deliver all of the Pending Shares listed and shown on Exhibit E attached hereto to Paul G. Goss, Esq., 1775 Sherman Street, Suite 2550, Denver, Colorado 80203 as escrow agent, (the "Escrow Agent") concurrently with the execution of this Agreement, to be held in escrow until the occurrence of each qualifying event and/or time frame as set forth in Exhibit E, as more particularly set forth in the form of Escrow Agreement attached hereto as Exhibit H.

(c) The Individual Releasor shall deliver the Letter of Resignation (Exhibit B) attached hereto.

(d) The Individual Releasor shall cause his spouse to execute and deliver a copy of the Consent of Spouse-Young (Exhibit C) attached hereto to Releasee (at no cost or expense to Releasee).

(e) The Individual Releasor shall, at no cost or expense to Releasee, cause each and every person who holds or may claim a deed of trust, lien, mortgage, claim, or encumbrance ("Encumbrance") on the Real Property to fully and forever release, acquit and discharge Releasee from all obligations that Releasee has or may have to any said person on account of any Encumbrance and furnish Releasee with a copy of all documents supporting said release and discharge, to the extent that the Releasee has or may have any obligations to such person(s) on the account of any Encumbrance on the Real Property.

(f) Individual Releasor, the LLC Releasor and/or the Corporate Releasor shall assume sole and exclusive responsibility for the payment of all Encumbrances and all other debts, obligations, commitments incurred in connection with the purchase, ownership, possession, maintenance, and operation of all activity of the Real Property as of the date of the Understanding.

(g) The Individual Releasor, the LLC Releasor and/or the Corporate Releasor, shall, at no cost or expense to Releasee, cause to be filed such documents as may be necessary or required by law, if any, and at the sole expense of the Individual Releasee, to ensure that Releasee is not named or listed as holding any interest in the Real Property.

(h) The Individual Releasor shall, within fifteen (15) days of the execution of this Agreement and at no cost or expense to Releasee, deliver to Releasee an insurance binder showing that the Releasee is an additional named insured on all insurance policies on the Real Property, to the extent the insurance carriers will issue such binder, and the Individual Releasor agrees to maintain the Releasee as an additional named insured for a period of three (3) years thereafter. In absence of a binder naming Releasee as additional named insured, the Individual Releasor will provide a certificate of insurance during the three year period.

(i) The Individual Releasor shall, within fifteen (15) days of the execution of this Agreement and at no cost or expense to Releasee deliver to Releasee all assets and products that are the personal property of Releasee, if the Individual Releasor has any such Releasee personal property in his possession.

(j) The Releasee shall, upon execution of this Agreement, pay the Board Consulting Fee described in the first paragraph of Section 1.03 of this Agreement.

(k) The Releasee shall, subject to Section 1.05(a) of this Agreement, upon execution of this Agreement deliver to the Individual Releasor the following stock certificates representing the following shares of Releasee common stock (the "Undelivered Shares"): (i) Stock Certificate No. 3372 for 2,000,000 Undelivered Shares, (ii) Stock Certificate No. 3518 for 1,000,000 Undelivered Shares, (iii) Stock Certificate No. 4092 for 1,100,000 Undelivered Shares, (iv) Stock Certificate No. 4132 for 200,000 Undelivered Shares, and (v) Stock Certificate No. 4135 for 100,000 Undelivered Shares. {The 4,400,000 Undelivered Shares (representing the Cancelled Shares and the Cancelled Dividend Shares), as set forth in detail in Exhibit G, are to be delivered to the Individual Releasor such that they are deemed delivered, and then concurrently be delivered and turned over by the Individual Releasor to Releasee as the Cancelled Shares and Cancelled Dividend Shares pursuant to Section 1.05(a) of this Agreement.

(l)  The Releasee shall, take the actions set forth in Sections 1.06 and 1.07.

     All of the parties to this Agreement acknowledge and agree that each of the Releasors are individually and jointly responsible for the performance of the obligations set forth in this Section 1.05 of this Agreement. All of the parties to this Agreement acknowledge and agree that the performances required by Sections 1.05(a), 1.05(b), 1.05(c), 1.05(d), 1.05(e), 1.05(f), 1.05(g), 1.05(j),
and 1.05(k) shall be fully and faithfully performed concurrently with the execution of this Agreement is executed.

     1.06 Issuance of Promissory Note to Individual Releasor. Notwithstanding any other provision of this Agreement and in consideration of the obligations of each party to this Agreement, together with other and valuable consideration, the receipt and sufficiency is acknowledged:

(a) Issuance of Note. Releasee shall, upon the execution of this Agreement, issue to Individual Releasor the Unsecured Subordinated Promissory Note shown as Exhibit D attached hereto and incorporated by reference herein (the "Note") as payment in full of all amounts, except for the Consulting Fee, due the Individual Releasor by Releasee; and

(b) Additional Effective Date. The Releasee and the Releasors agree that Sections 1.00, 1.01, 1.02, 1.03, 1.04, 1.08, 2.00, 2.01, 2.02, 2.03, 4.00,
     5.00, 6.00, and 7.00 (and all subsections thereunder) shall also apply with equal force and effect as of the date of the Note as if this Agreement were also effective on such date.

     1.07 Grant of Common Stock Purchase Warrant to Releasor. Notwithstanding any other provision of this Agreement and in consideration of the full and faithful performance by the Releasors of their obligations under this Agreement, Releasee shall, upon the execution of this Agreement, grant to Individual Releasor a Common Stock Purchase Warrant (the "Warrant") for the purchase of up to Two Million Seven Hundred Fifty Thousand (2,750,000) shares of the Releasee's Common Stock ($0.001 par value) (the "Warrant Shares") as more fully described in Exhibit F attached to this Agreement.

     1.08 Resignation of Individual Releasor. The Releasee and the Releasors hereby acknowledge that the Individual Releasor resigned as a director of the Releasee effective October 12, 2004, and has utilized his own offices and facilities in rendering all services to Releasee. Individual Releasor further agrees to assume all responsibility for the payment of all employment and other taxes that may be incurred by him whether by exercise of the Warrant or otherwise.

     2.00 Termination of Understanding. The Releasee and the Releasors acknowledge and agree that all rights and obligations that the Releasee and the Releasors or any one or more of them may have to all other persons identified or described in the Understanding are hereby terminated.

     2.01 Representations of the Releasors. The Releasors and each of them hereby warrant and represent that, as of the date of execution of this
Agreement:

(a) no one or more of the Releasors have taken any action which would cause or reasonably result in the transfer or assignment of the Understanding in whole or in part, to any other person or persons;

(b) no one or more of the Releasors have taken any action which would cause or reasonably result in the transfer, assignment, or assumption of any rights and obligations described in the Understanding, in whole or in part, to any person or persons; and

(c) each person who is a party or who controls a party in the Understanding is able to fully and irrevocably terminate the Understanding.

(d) the Releasors have informed the Investors of the terms of the Understanding and the restrictions imposed on the public resale of the Transferred Shares recited in the Understanding.

(e) the Individual Releasor has the power and authority to execute and deliver this Agreement and to perform his obligations and covenants contemplated hereby;

(f)  that neither the execution of this Agreement nor performance hereunder will
     (i) violate, conflict with or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under the terms, conditions or provisions of any contract, agreement or other instrument or obligation to which the Individual Releasor is a party, or by which he may be bound, or (ii) violate any order, judgment, writ, injunction or decree applicable to him.

(g) the LLC Releasor is a limited liability company, and the Corporate Releasor is a corporation each duly organized validly existing and in good standing under the laws of their respective states of formation;

(h) the LLC Releasor has full limited liability power and authority, and the Corporate Releasee has full corporate power and authority, to execute and deliver this Agreement and to perform their respective covenants and obligations contemplated hereby;

(i) the execution, delivery and performance of this Agreement has been duly authorized by the LLC Releasor's member(s) and/or manager(s) and the Corporate Releasor's Board of Directors respectively, and no other limited liability company or corporate approvals are necessary;

(j)  that neither the execution of this Agreement nor performance hereunder will
     (i) violate, conflict with or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under the terms, conditions or provisions of the LLC Releasor's Articles of Organization, and/or Operating Agreement, if any, and the Corporate Releasor's Articles of Incorporation or By-Laws, or any contract, agreement or other instrument or obligation to which either of the LLC Releasor or Corporate Releasor are a party, or by which either of them may be bound, or (ii) violate any order, judgment, writ, injunction or decree applicable to either of them.

2.02  Representations  of  the  Releasee.   The  Releasee  hereby  warrants  and
represents that, as of the date of execution of this Agreement:

(a) it has not taken any action which would cause or reasonably result in the transfer or assignment of the Understanding in whole or in part, to any other person or persons;

(b) it has not taken any action which would cause or reasonably result in the transfer, assignment, or assumption of any rights and obligations described in the Understanding, in whole or in part, to any person or persons; and

(c) Releasee has the full power to fully and irrevocably terminate the Understanding and any said termination shall not create or result in the breach of any other agreements, understandings, commitments, or obligations that the Releasee has or may have to any other person or persons.

(d) it is a corporation duly organized validly existing and in good standing under the laws of the state of its incorporation;

(e) it has full corporate power and authority to execute and deliver this Agreement and to perform the obligations and covenants contemplated hereby;

(f) the execution, delivery and performance of this Agreement has been duly authorized by its Board of Directors and no other corporate approvals are necessary;

(g)  that neither the execution of this Agreement nor performance hereunder will
     (i) violate, conflict with or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under the terms, conditions or provisions of its Articles of Incorporation or By-Laws or any contract, agreement or other instrument or obligation to which it is a party, or by which it may be bound, or (ii) violate any order, judgment, writ, injunction or decree applicable to it.

(h) Neither the Releasee Business Plan (as that term is defined in Section 2.03(d) nor the Releasee Financial Statements (as that herein is defined in Section 2.03(d)) contains any untrue statement of a material fact, or omits to state a material fact necessary in order to make the disclosure in such Releasee Business Plan or Releasee Financial Statements not misleading.

     2.03 Representation of Individual Releasor. The Individual Releasor hereby warrants and represents that:

     (a) Individual Releasor is an Accredited Investor as that term is defined under Rule 501(a)(1) of Regulation D of the Securities Act of 1933;

     (b)  Individual  Releasor  agrees  that he is  acquiring  the  Warrant  for
          investment   purposes  only  and  not  with  a  view  to  effecting  a
          distribution, transfer, or sale of the Warrant;

     (c) Individual Releasor agrees that the Warrant and any Warrant Shares acquired upon exercise of the Warrant are restricted securities and that the Warrant and the Warrant Shares are and will bear a restricted securities legend as required by the Securities Act of 1933;

     (d) Individual Releasor agrees that prior to entering into this Agreement, Individual Releasor: (1) received from Releasee a copy of Releasee's current business plan bearing all attachments, schedules, and exhibits thereto (the "Releasee Business Plan"); (2) received a copy of Releasee's unaudited financial statements and financial reports for the prior two fiscal years (the "Releasee Financial Statements"); (3) had sufficient opportunity to ask questions of Releasee and its officers and directors regarding the affairs and operations of Releasee and to receive answers to each of all said questions; and (4) received a copy of any additional documents and information regarding the current plans and strategies that Releasee may pursue in the future.

     (e) Individual Releasor agrees that the Warrant and the Warrant Shares are speculative investments and there can be no assurance that the Warrant and the Warrant Shares are or will possess any value in the future. In the event that Individual Releasor exercises the Warrant, Individual Releasor may need to hold the Warrant Shares for an indefinite period of time. The Warrant and the Warrant Shares represent a form of equity that is and will remain subordinate to the claims of the Releasee's current and future creditors pursuant to the corporate law of state under which Releasee is incorporated. The exercise price of the Warrant was determined on an arbitrary basis without any reference to the Releasee's financial condition or industry comparison. The Releasee is an early-stage company without any history of generating profits and there can be no assurance that the Releasee will be profitable or, if it becomes profitable that any profitability will be sustained. In the event that the Warrant is exercised for the purchase of the Warrant Shares, there can be no assurance that the Warrant Shares will possess a market value equal to or above the exercise price of the Warrant. The Releasee's common stock is traded on a limited and sporadic basis and the trading market for the Releasee's common stock may not allow Releasor to effectively sell or transfer any significant amount of the Warrant Shares without a material reduction in the price of the Warrant Shares. There is no trading market for the Warrants and there is no likelihood that any trading market will ever develop. Individual Releasor agrees that prior to any exercise of the Warrant, Individual Releasor shall deliver and execute such additional documents as Releasee or Releasee's counsel may reasonably require.

     (f) The Cancelled Shares and Cancelled Dividend Shares are and will be as delivered to the Releasee under this Agreement (pursuant to Section 1.05(a) of this Agreement), free of all other claims, interests, charges, both legal and equitable, of any other person (including any that may be asserted under community property laws).

     (g) The Pending Shares are and will be as delivered the Escrow Agent (pursuant to Section 1.05(b) of this Agreement), free of all other claims, interests, charges, both legal and equitable, of any other person (including any that may be asserted under community property laws).

3.00 Termination of Prior Agreements. The parties hereby terminate the Understanding and expressly intend that the releases provided for herein shall release each and every party thereto from all obligations and liabilities thereunder. Each of the parties to the Understanding further agree that they have not assigned the Understanding or any rights accruing to them thereunder to any third party and agree to hold each and every other party to the Understanding harmless from and against any claims or interests that may be asserted by any person or entity that may later assert that any rights as an assignee or transferee thereby.

4.00 Interpretation of Release. Notwithstanding anything herein set forth to the contrary, no provision of this Agreement: (i) shall constitute or be construed as a release or discharge of any obligation, claims or causes of action hereafter arising out of the breach of any of the terms or provisions of this Agreement; nor (ii) shall it constitute an admission of liability by any party to any other party.

5.00 Indemnifications by Releasors. The Releasors shall, upon receipt of an executed copy of this Agreement and the Releasee's full and faithful performance of all of its obligations, including, but not limited to, those recited in Sections 1.05(j), 1.05(k), 1.06, 1.07, 7.03 and 7.19 of this Agreement, indemnify and defend the Releasee (and each person released and discharged, and their respective heirs, assigns, trustees, trustors, beneficiaries, attorneys, fiduciaries, employees, and consultants, and each of them) (all collectively, as the "First Indemnities"), and shall hold the First Indemnitees harmless from and against any and all loss, expense and/or liability arising directly or indirectly out of the enforcement or attempted enforcement by anyone (including, but not limited to, all current and former officers, directors, shareholders, parent corporations, sister corporations, limited liability companies, agents, fiduciaries, and all current and previous affiliates of the First Indemnitees, and each of them) for any of the same Claims released and discharged by each of the Releasors. The Releasors further indemnify and agree to hold the First Indemnitees harmless and defend the First Indemnitees, from and against any Claims by any person in connection with or related to the issuance of the Releasee's common stock for the purchase of the Real Property. In addition, the Releasors hereby further indemnify the First Indemnitees from and against any and all loss, expense and/or liability arising directly or indirectly out of any Claims by any other person asserting any interest in the Cancelled Shares, Cancelled Dividend Shares, Pending Shares, and the Transaction Shares.

6.00 Indemnification by the Releasee. The Releasee shall, upon receipt of an executed copy of ] this Agreement and the Releasors' full and faithful performance of all the obligations, including, but not limited to, those recited in Sections 1.05 and 7.19 of this Agreement, indemnify and defend the Releasors and their respective heirs, assigns, trustees, trustors, beneficiaries, attorneys, fiduciaries, employees, and consultants, and each of them) (all collectively, as the "Second Indemnities"), and shall hold the Second Indemnitees harmless from and against any and all loss, expense and/or liability arising directly or indirectly out of the enforcement or attempted enforcement by anyone (including, but not limited to, all current and former officers, directors, shareholders, parent corporations, sister corporations, limited liability companies, agents, fiduciaries, and all current and previous affiliates of the Second Indemnitees, and each of them) for any of the same Claims released and discharged by the Releasee.

7.00 Miscellaneous.

     7.01 Further Assurances. Each of the parties shall hereafter execute all documents and do all acts reasonably necessary to effect the provisions of this Agreement, including, but not limited to, any filings or deliveries that one or more of the Releasors may be required to make in connection with respect to the performance of the obligations set forth in Sections 1.05(a), 1.05(b), 1.05(c), 1.05(d), 1.05(e), 1.05(f), 1.05(g), 1.05(h), 1.05(i), 1.05(j), 1.05(k), 1.06 and
1.07 of this Agreement.

          7.02 Cooperation Clause. Each party agrees to cooperate fully and to take all additional actions that may be necessary or appropriate to give full force and effect to the terms and intent of this Agreement, including but not limited to, the execution of any further documents necessary to fully and finally resolve this matter, and full cooperation in any and all current, pending or future lawsuits and/or legal proceedings arising out of events which occurred during the entire time in which the Individual Releasor was involved in any sort of business relationship with the Releasee.

     7.03 Rule 144.

     (a) With a view to making available to the Individual Releasor the benefits of Rule 144 promulgated under the Securities Act of 1933, as amended (the "1933 Act") and any other rule or regulation of the Securities and Exchange Commission (the "SEC") that may at any time permit the Individual Releasor to sell shares of common stock of the Releasee to the public without registration, the Releasee agrees to:

          (i) make and keep available public information, as those terms are defined in Rule 144, at all times after the date hereof;

          (ii) file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the Securities Exchange Act of 1934, as amended (the 1934 Act") if the Releasee is subject to Section 13 or 15(d) of the 1934 Act, or if the Releasee is not subject to Section 13 or 15(d) of the 1934 Act the Releasee shall maintain publicly available information concerning the Releasee specified in Rule 15c2-11 paragraphs (a)(5)(i) through (xiv) and (xvi) promulgated under the 1934 Act; and

          (iii)furnish to the Individual Releasor so long as the Individual Releasor owns any shares of common stock of the Releasee upon request (A) a written statement by the Releasee that it has complied with the reporting or public information requirements of Rule 144, the 1933 Act and the 1934 Act, and (B) such other information as may be reasonably required in availing the Individual Releasor as holder of shares of common stock of the Releasee of any rule or regulation of the SEC which permits the selling of any such shares of common stock of the Releasee without registration.

     (b) (i) The provisions of Section 7.03(a)(i) through (iii) shall be suspended for the period provided for in Section 7.03(b)(ii) hereof if at any time, the Releasee is engaged in confidential negotiations or other confidential business activities, and the Board of Directors of the Company determines in good faith that such disclosure would be materially detrimental to the Company and its stockholders or would have a material adverse effect on any such confidential negotiations or other confidential business activities (the "Non-Disclosure Determination").

          (ii) The  suspension of the provisions of Section  7.03(a)(i)  through
               (iii) shall continue until the earlier of (A) the date on which the negotiations or other activities are disclosed or terminated, or (B) sixty (60) days following the date of the Non-Disclosure Determination.

     (c) In no event are the provisions of Section 7.03(b) meant to waive or limit any rights the Releasors may generally have as holders of unregistered securities of the Releasee arising from the Releasee's failure to fulfill the provisions of Rule 144(c) promulgated under the 1933 Act.

     7.04 Independent Counsel. Each of the parties to this Agreement acknowledges and agrees that it has had an opportunity to be represented by independent counsel of its own choice throughout all negotiations which preceded execution of this Agreement and the transaction referred to in this Agreement, and each has executed this Agreement with the consent and upon the advice of said independent counsel. Each party represents that he or it fully understands the provision of this Agreement, has consulted with counsel concerning its terms, and executes this Agreement of his or its own free choice without reference to any representations, promises or expectations not set forth herein.

     7.05 Successors. The provisions of this Agreement shall be deemed to obligate, extend to, and inure to the benefit of the successors, assigns, transferees, grantees, and indemnitees of each of the parties to this Agreement.

     7.06 Attorneys' Fees. In the event of a dispute between the parties concerning the enforcement or interpretation of this Agreement, the prevailing party in such dispute, whether by legal proceedings or otherwise, shall be reimbursed immediately for the reasonably incurred attorneys' fees and other costs and expenses by the other parties to the dispute.

     7.07 Interpretation. Whenever the context so requires: the singular number shall include the plural; the plural shall include the singular; and the masculine gender shall include the feminine and neuter genders.

     7.08 Captions. The caption by which the sections and subsections of this Agreement are identified are for convenience only, and shall have no effect whatsoever upon its interpretation.

     7.09 Exhibits. Exhibits A, B, C, D, E, F, G, and H are an integral part of this Agreement and each is incorporated by reference herein.

     7.10 Integration and Amendments. This Agreement, and those stipulations and other exhibits attached hereto, and which are hereby expressly incorporated herein by reference, after full execution, acknowledgment and delivery, memorializes and constitutes the entire agreement and understanding between the parties and supersedes and replaces all prior negotiations and agreements of the parties, whether written or unwritten. Each of the parties to this Agreement acknowledges that no other party, nor any agent or attorney of any other party has made any promises, representations or warranty whatsoever, express or implied, which is not expressly contained in this Agreement; and each party further acknowledges that he or it has not executed this Agreement in reliance upon any belief as to any fact not expressly recited here-in-above. No amendment or waiver of any provision, term, or condition of this Agreement shall be effective unless the same is in writing and executed by the party against whom enforcement is sought.

     7.11 Severance. If any provision of this Agreement is held to be illegal or invalid by a court of competent jurisdiction, such provision shall be deemed to be severed and deleted; and neither such provision, nor its severance and deletion, shall affect the validity of the remaining provisions unless such severance or deletion materially alters the bargain intended by the parties which is reflected in this Agreement and the stipulations and exhibits attached hereto.

     7.12 Disclaimer of Liability. The parties to this Agreement hereby expressly recognize and agree that the terms and conditions of this Agreement constitute an accord and satisfaction of contested matters and neither the offer nor the acceptance of the terms and conditions hereof represent an admission of liability or responsibility on the part of any party, each party expressly disclaiming any such liability.

     7.13 Counterparts. This Agreement may be executed in any number of counterparts.

     7.14 Survival of Warranties. All representations and warranties made in this Agreement shall survive any closing and any execution of this Agreement for a period of five (5) years after any applicable period provided under any statutes of limitation, repose, or otherwise.

     7.15 Equitable Remedies. In the event that any party to this Agreement fails to fully and faithfully perform their obligations under this Agreement, the non-breaching party to this Agreement shall be entitled to a decree of specific performance. This remedy shall not be exclusive and shall be in addition to any other remedy available to the parties. In addition, in the event that the Releasors or any of them fail to perform their obligations under this Agreement, the Releasee shall have a right of set-off against the Note, the Warrant, the Warrant Shares, and all of them as the Releasee may so determine.

     7.16 Power to Bind. Each party to this Agreement represents that it has read and understands the contents of this Agreement and is empowered and duly authorized to execute it in his individual and representative capacities.

     7.17 Interpretation of Agreement. This Agreement shall be interpreted in accordance with the law of the State of California as if this Agreement was fully performed and executed within the State of California.

     7.18 Arbitration. Any dispute or claim arising to or in any way related to this Agreement shall be settled by arbitration in San Diego, California but any dispute or controversy arising out of or interpreting this Agreement shall be settled in accordance with the laws of the State of California as if this Agreement were executed and all actions were performed hereunder within the State of California. All arbitration shall be conducted in accordance with the rules and regulations of the American Arbitration Association ("AAA"). AAA shall designate an arbitrator from an approved list of arbitrators following both parties' review and deletion of those arbitrators on the approved list having a conflict of interest with either party. Each party shall pay its own expenses associated with such arbitration (except as set forth in Section 7.04 Above). A demand for arbitration shall be made within a reasonable time after the claim, dispute or other matter has arisen and in no event shall such demand be made after the date when institution of legal or equitable proceedings based on such claim, dispute or other matter in questions would be barred by the applicable statutes of limitations. The decision of the arbitrators shall be rendered within 60 days of submission of any claim or dispute, shall be in writing and mailed to all the parties ;included in the arbitration. The decision of the arbitrator shall be binding upon the parties and judgment in accordance with that decision may be entered in any court having jurisdiction thereof.

          7.19 Confidentiality & Non-Disparagement. Each party to this Agreement acknowledges and agrees that this Agreement, the subject matter of this Agreement, all actions taken or required by any party to this Agreement in connection with this Agreement, and all actions contemplated or related to the performance of the express or implied obligations that each party has under this Agreement (all, collectively, as the "Confidential Matters") are and will remain confidential and that any disclosure of the Confidential Matters will likely result in irreparable injury to one or more other parties to this Agreement. Notwithstanding the foregoing, any party to this Agreement shall have the right to disclose any one or more of the Confidential Matters to the extent reasonably necessary to protect its rights under this Agreement or as may be required under the Securities Act of 1933, the Securities Exchange Act of 1934, and any similar laws of any state or other jurisdiction. Each of the Releasors further agrees not to issue or cause to be issued any press release, other public statement, or any other description or statement to any third party which may cause or result in the creation or distribution of any disparaging disclosure regarding Releasee, Releasee's business, or any officer, director, employee, or agent of the Releasee at any time for a period of three (3) years from the date of this Agreement.

     7.20 Additional Indemnification by Releasee of Individual Releasor. In addition to any and all other indemnification obligations of the Releasee to the Releasor under this Agreement, the Releasee shall indemnify and defend the Individual Releasor and shall hold the Individual Releasor harmless, to the maximum extent permitted by the laws, and decisions of the Courts, of the State of Utah and by any additional federal or state laws or Court decisions, for any action, suit or proceeding in which the Individual Releasor was or is a party or is threatened to be made a party in his capacity as, or as a result of the Individual Releasor formerly being, a director and/or officer of the Releasee, including without limitation, any claim of, or action or proceeding pending or instituted by, Greenland Corporation. This Section 7.20 expressly excludes indemnification of the Individual Releasor for any conduct on the part of the Individual Releasor, whether known or unknown, which would constitute a breach of fiduciary duties and/or intentionally tortious conduct. This Section 7.20 is expressly excluded from any release by the Releasee under this Agreement.


IN WITNESS WHEREOF, the parties have executed this Agreement:

FOR RELEASEE:

      /s/ Paul E. Atkiss                                        1/27/05
BY: _______________________________________            DATED: _________________
    Paul E. Atkiss, Chief Financial Officer

      /s/ James Balestraci                                      1/27/05
BY: _______________________________________            DATED: _________________
    James Balestraci, Director


FOR THE LLC RELEASOR:

     /s/ Stephen D. Young                                       1/27/05
BY: _______________________________________            DATED: _________________
    Stephen D. Young


FOR THE INDIVIDUAL RELEASOR:

/s/ Stephen D. Young                                            1/27/05
___________________________________________            DATED: _________________
Stephen D. Young, Individually


FOR THE CORPORATE RELEASOR:

    /s/ Stephen D. Young                                        1/27/05
BY:________________________________________            DATED: _________________
         Stephen D. Young





                     [SIGNATURE PAGE: SETTLEMENT AGREEMENT]

                                    EXHIBIT A

                       LEGAL DESCRIPTION OF REAL PROPERTY

                                   LOCATED IN
                    SAN JACINTO, RIVERSIDE COUNTY, CALIFORNIA


                                   (Attached)

                                    EXHIBIT B

                              LETTER OF RESIGNATION


                                   (Attached)

                                    EXHIBIT C

                             CONSENT OF SPOUSE-YOUNG

         Karen Young
     I, ____________________________, am the spouse of Stephen D. Young.

          In that connection, I have read and understand the terms and provisions of that certain Settlement Agreement, effective August 21, 2003 (the "Agreement").

          I understand that I may have certain community property rights to certain shares of the common stock of Viper Networks, Inc., a Utah corporation, owned and held by Stephen D. Young as described in the Agreement and that, by the terms of the Agreement, I and my spouse are relinquishing all rights to said shares and certain other rights as set forth in the Agreement.

          I hereby irrevocably approve of and give my consent to all the terms and provisions of the Agreement and the transactions contemplated by the Agreement.

          I further acknowledge that I am giving my consent to the Agreement freely and that I acknowledge that I have had a sufficient opportunity to consult with and receive the advice of legal counsel of my own choosing.

        1/27/05
Dated:  ____________________________

                /s/ Karen Young
Signed:  ____________________________

                Karen Young
Print Name: ____________________________

                                    EXHIBIT D

THE SECURITIES REPRESENTED BY THIS UNSECURED SUBORDINATED PROMISSORY NOTE HAVE NOT BEEN REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. AS A RESULT, THE SECURITIES REPRESENT RESTRICTED SECURITIES AS THT TERM IS DEFINED IN THE SECURITIES ACT OF 1933.

                     UNSECURED SUBORDINATED PROMISSORY NOTE

San Diego, California
October 12, 2004
Page 1 of 4

     FOR VALUE RECEIVED, the undersigned, Viper Networks, Inc., a Utah corporation (hereinafter called "Maker"), promises to pay to the order of Stephen D. Young with principal address at 840 McAllister Avenue, Big Bear City, California 92314, (together with all subsequent holders of this Note, hereinafter called "Payee"), or at such other place as Payee may from time to time designate in writing, the principal sum of One Hundred Thousand One Hundred Forty-Eight and No/00 Dollars ($100,148.00) together with interest thereon calculated on a daily basis (based, at Payee's option, on 360-day or 365/366-day years) from the date hereof on the principal balance from time to time outstanding (the "Principal Amount") as hereinafter provided, principal, interest and all other sums payable hereunder to be paid in lawful money of the United States of America as follows:

     A. Interest Rate. Interest shall accrue at all times hereunder at the rate of ten percent (10%) per annum (non-compounded) commencing upon the execution of this Note, and shall be payable monthly on the first calendar day of each month thereafter until all principal, interest, and all amounts due hereunder are paid in full. Maker shall have the right, but not the obligation, to prepay all or any portion of this Note without incurring any penalty, fee, or prepayment premium.

     B. Due At Maturity Date. If not earlier due and payable, the unpaid principal balance, any accrued and unpaid interest and all other amounts payable hereunder shall be due and payable in full on November 1, 2005 (the "Maturity Date").

     C. Subordination. The indebtedness evidenced by this Note and the payment of the principal thereof and interest thereon shall be subordinate, junior and subject in right of payment to Senior Indebtedness of the Maker hereinafter incurred. "Subordinate", as used herein, shall be deemed to mean that, in the event of any default in the payment of Senior Indebtedness (after giving effect to "cure" provisions, if any), or of liquidation, insolvency, bankruptcy, reorganization, or similar proceedings relating to the Maker, all sums payable on Senior Indebtedness shall first be paid in full, with interest, if any, before any payment is made upon the indebtedness evidenced by this Note, "Senior Indebtedness" shall mean the principal and other obligations arising out of, and interest on, all secured or unsecured indebtedness of the Maker to all banks, factors, other institutional lenders and other lenders (other than officer or directors of the Releasee) who provided or provide debt financing to the Maker, prior to, on, or after the date of this Agreement provided that the terms of any written agreement, executed after the date hereof, with any such Lenders require that this Note be Subordinate as aforesaid to the Maker's Senior Indebtedness to such Lender(s).

     Maker agrees to an effective rate of interest that is the rate stated above plus any additional rate of interest resulting from any other charges in the nature of interest paid or to be paid by or on behalf of Maker, or any benefit received or to be received by Payee, in connection with this Note.

     If any payment required under this Note is not paid within five (5) calendar days after the date such payment is due, then, at the option of Payee, Maker shall pay a "late charge" equal to Ten Percent (10%) of the amount of that payment of compensate Payee for administrative expenses and other costs of delinquent payments in connection with the collection of any sums due Payee under this Note. This late charge may be assessed upon written notice, shall be due and payable and shall be in addition to all other rights and remedies available to Payee.

     All payments on this Note shall be applied in such manner as Payee elects, and may be applied first to the payment of any costs, attorney's fees, penalties, late charges, fees or other charges incurred in connection with the indebtedness evidenced hereby, next to the payment of accrued interest and then to the reduction of the principal balance.

     Time is of the essence of this Note. At the option of Payee, the entire unpaid principal balance, all accrued and unpaid interest and all other amounts payable hereunder shall become due and payable upon the failure to pay any sum due and owing hereunder as provided herein or upon the occurrence of any Event of Default, provided that Payee provides Maker with ten (10) days written notice of any default to allow Maker the ability to cure any default. In the event that maker effects a cure of any default, this Note and the rights and obligations of the parties hereto shall remain without reference to any prior default.





                           [intentionally left blank]

Events of Default

     The occurrence of any of the following events or conditions shall constitute and is hereby defined to be an "Event of Default":

     (a) Any failure to pay any principal or interest or any other amount due in connection with this Note when the same shall become due and payable.

     (b) Any failure or neglect to perform or observe any of the terms, provisions, or covenants of any of this Note, or the Maker's obligations, covenants or agreements set forth in (i) that certain
          Settlement Agreement of even date among the Maker, Young's Environmental Solutions, LLC, Young's Environmental Solutions, Inc. and Payee, except those set forth in Section 7.03 of such Settlement Agreement, and that certain warrant of even date issued by Maker to Payee to purchase an aggregate of 2,750,000 shares of Maker's common stock, and such failure or neglect either cannot be remedied or, if it can be remedied, it continues unremedied for a period of ten (10) days after notice thereof to Maker and an additional ten (10) days thereafter and Maker has not cured any said default.

     After maturity, including maturity upon acceleration, the unpaid principal balance, all accrued and unpaid interest and all other amounts payable hereunder shall bear interest from the date of maturity until paid at the rate that is two percent (2%) above the rate that would otherwise be payable under the terms hereof. In addition to the payment of the "late charge" described above, Maker shall pay all costs and expenses, including reasonable attorneys' fees and court costs, incurred in the collection or enforcement of all or any part of this Note. In the event of any court proceedings, court costs and attorneys' fees shall be set by the court and not by jury and shall be included in any judgment obtained by Payee. No provision of this Note is intended to or shall require or permit Payee, directly or indirectly, to take, collect or receive in money, goods or in any other form, any interest (including amount deemed by law to be interest) in excess of the maximum rate of interest permitted by applicable law.

     If any amount due from or paid by Maker shall be determined by a court of competent jurisdiction to be interest in excess of such maximum rate, Maker shall not be obligated to pay such excess and, if paid, such excess shall be applied against the unpaid principal balance of this Note, or if and to the extent that this Note has been paid in full, such excess shall be remitted to Maker. This Note shall be binding upon Maker and its successors and assigns and shall inure to the benefit of Payee and its successors and assigns. All notices required or permitted in connection with this Note shall be given at the place and address as separately provided by each party to this Note. This Note shall be governed by and construed according to the laws of the State of Utah.

     IN WITNESS WHEREOF, these presents are executed as of the date first written above.

                                     MAKER:

                                   VIPER NETWORKS, INC.

                                        /s/ Paul E. Atkiss
                                    By:_______________________________________
                                       Paul E. Atkiss, Chief Financial Officer

                                        /s/ James Balestraci
                                    By:_______________________________________
                                       James Balestraci, Director

                                    EXHIBIT E

                  SHARE CERTIFICATES & NUMBER OF SHARES ISSUED

TO INDIVIDUAL RELEASOR TO BE DELIVERED

TO PAUL G. GOSS, ESQ.1 AND HELD IN ESCROW


Stock Cert.#      Registered Holder         No. of Shares          Qualifying Event/Timeframe


#3299             Stephen Young                500,000                April 16, 2005

#4138             Stephen Young                 50,000                April 16, 2005

#3301             Stephen Young              1,000,000                10,000 reg USB phones sold & on network

#4133             Stephen Young                100,000                10,000 reg USB phones sold & on network

#3302             Stephen Young              1,000,000                3 mos. At $1/share OR 2nd anniversary (July 16, 2005)

#4134             Stephen Young                100,000                3 mos. At $1/share OR 2nd anniversary (July 16, 2005)

Initials of Authorized Representative of Releasee: ______________________ Initials of Individual Releasor: ______________________

8

                                    EXHIBIT F

                                     WARRANT

        For the Purchase of Common Stock, Par Value $0.001 per Share, of

                              VIPER NETWORKS, INC.
               (Incorporated Under the Laws of the State of Utah)


No. 1 Warrant to Purchase                                          Common Stock

     THIS IS TO CERTIFY, that, for value received, Stephen D. Young (the "Warrantholder"), is entitled, subject to the terms and conditions of that certain Settlement Agreement of August 21, 2003 between Stephen D. Young (including certain affiliated entities of Stephen D. Young) and Viper Networks, Inc., a Utah corporation and those terms and conditions hereinafter set forth and at any time prior to 5:00 P.M. P.D.T. October 12, 2009, San Diego, California Time, to purchase up to Two Million Seven Hundred Fifty Thousand (2,750,000) shares (the "Shares") of Common Stock (par value $0.001 per share) (the "Common Stock"), of VIPER NETWORKS, INC., a Utah corporation (the "Corporation"), from the Corporation subject to the Warrantholder's full and faithful performance of its obligations as recited in that certain Settlement Agreement, effective August 21, 2003 (the "Settlement Agreement") entered into between the Corporation and, the Warrantholder and other parties, and upon payment to the Corporation of Thirty Cents ($0.30) per share (the "Purchase Price") if and to the extent this Warrant is exercised, in whole or in part, during the period this Warrant remains in force, subject in all cases to adjustment as provided in Article II hereof, and to receive a certificate or certificates representing the Shares so purchased, upon presentation and surrender to the Corporation of this Warrant, with the form of subscription attached hereto duly executed, and accompanied by payment of the Purchase Price of each Share purchased.

                        ARTICLE I -- TERMS OF THE WARRANT

     Section 1.01 Subject to the provisions of Sections 1.05 and 3.01 hereof, this Warrant may be exercised at any time and from time to time after 9:00 A.M., San Diego, California time as follows: (a) One Million (1,000,000) Shares of the Common Stock may be purchased at any time on or after October 12, 2005; (b) an additional One Million (1,000,000) Shares of the Common Stock may be purchased on or after October 12, 2006; and (c) an additional Seven Hundred Fifty Thousand (750,000) Shares of the Common Stock may be purchased on or after October 12, 2007 (the "Vesting Provisions"). All rights to purchase the Shares and to exercise this Warrant shall expire at 5:00 P.M., P.D.T., October 12, 2009 (the "Expiration Time") after which it shall become void, and all rights hereunder shall thereupon cease.

     Section 1.02 (1) The holder of this Warrant (the "Holder") may exercise this Warrant, in whole or in part, upon surrender of this Warrant with the form of subscription attached hereto duly executed, to the Corporation at its corporate office in San Diego, California together with the full Purchase Price for each Share to be purchased in lawful money of the United States, or by certified check, bank draft or postal or express money order payable in United States dollars to the order of the Corporation, and upon compliance with and subject to the conditions set forth herein.

     (2) Upon receipt of this Warrant with the form of subscription duly executed and accompanied by payment of the aggregate Purchase Price for the Shares for which this Warrant is then being exercised, the Corporation shall cause to be issued certificates for the total number of whole Shares for which this Warrant is being exercised in such denominations as are required for delivery to the Holder, and the Corporation shall thereupon deliver such certificates to the Holder or its nominee.

     (3) In case the Holder shall exercise this Warrant with respect to less than all of the Shares that may be purchased under this Warrant, the Corporation shall execute a new Warrant for the balance of the Shares that may be purchased upon exercise of this Warrant and deliver such new Warrant to the Holder.

     (4) The Corporation covenants and agrees that it will pay when due and payable any and all taxes which may be payable in respect of the issue of this Warrant, or the issue of any Shares upon the exercise of this Warrant. The Corporation shall not, however, be required to pay A) any state, federal, franchise or income tax; or B) any tax which may be payable in respect of any transfer involved in the issuance or delivery of this Warrant or of the Shares in a name other than that of the Holder at the time of surrender, and until the payment of such tax the Corporation shall not be required to issue such Shares.

     Section 1.03 This Warrant may be split-up, combined or exchanged for another Warrant or Warrants of like tenor to purchase a like aggregate number of Shares. If the Holder desires to split-up, combine or exchange this Warrant, he shall make such request in writing delivered to the Corporation at its corporate office and shall surrender this Warrant and any other Warrants to be so split-up, combined or exchange, the Corporation shall execute and deliver to the person entitled thereto a Warrant or Warrants, as the case may be, as so requested. The Corporation shall not be required to effect any split-up, combination or exchange which will result in the issuance of a Warrant entitling the Holder to purchase upon exercise a fraction of a Share. The Corporation may require the Holder to pay a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any split-up, combination or exchange of Warrants.

     Section 1.04 Prior to due presentment for registration of transfer of this Warrant, the Corporation may deem and treat the Holder as the absolute owner of this Warrant (notwithstanding any notation of ownership or other writing hereon) for the purpose of any exercise hereof and for all other purposes, and the Corporation shall not be affected by any notice to the contrary.

     Section 1.05 This Warrant may not be sold, hypothecated, exercised, assigned or transferred, to any individuals, including, but not limited to, any entity owned, controlled, or affiliated with the Warrantholder except that the Warrantholder may, upon notice and receipt of written approval of the
Corporation, assign or transfer this Warrant to: (a) a trust for which the Warrantholder is the settlor or one or more of the beneficiaries; or (b) a legal dependent or heir of the Warrantholder (pursuant to the laws of descent and distribution), provided that prior to any said assignment or transfer of this Warrant, the assignee or transferee of this Warrant executes such documents as the Corporation's counsel may reasonably require to ensure that the terms the Settlement Agreement and this Warrant are approved and accepted by any proposed assignee or transferee. Further, any said proposed assignment or transfer shall be permissible only pursuant to the provisions of the Securities Act of 1933 and applicable state securities law. Notwithstanding any assignment or transfer by the Warrantholder, any assigneee or transferee shall not acquire any rights to exercise this Warrant or purchase the Shares of the Common Stock described herein if the Warrantholder (or any person named as a Releasor in the Settlement Agreement) has committed any breach of the obligations assumed by the Releasors in the Settlement Agreement.

     Section 1.06 Any assignment permitted hereunder shall be made by surrender of this Warrant to the Corporation at its principal office with the form of assignment attached hereto duly executed and funds sufficient to pay any transfer tax. In such event, the Corporation shall, without charge, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be canceled. This Warrant may be divided or combined with other Warrants which carry the same rights upon presentation thereof at the corporate office of the Corporation together with a written notice signed by the Holder, specifying the names and denominations in which such new Warrants are to be issued.

     Section 1.07 Nothing contained in this Warrant shall be construed as conferring upon the Holder the right to vote or to consent or to receive notice as a stockholder in respect of any meetings of stockholders for the election of directors or any other matter, or as having any rights whatsoever as a stockholder of the Corporation. If, however, at any time prior to the expiration of this Warrant and prior to its exercise, any of the following shall occur:

     (a) the Corporation shall take a record of the holders of its shares of Common Stock for the purpose of entitling them to receive a dividend or distribution payable otherwise than in cash, or a cash dividend or distribution payable otherwise than out of current or retained earnings, as indicated by the accounting treatment of such dividend or distribution on the books of the Corporation; or

     (b) the Corporation shall offer to the holders of its Common Stock any additional shares of capital stock of the Corporation or securities convertible into or exchangeable for shares of capital stock of the Corporation, or any option, right or warrant to subscribe therefor; or

     (c) there shall be proposed any capital reorganization or reclassification of the Common Stock, or a sale of all or substantially all of the assets of the Corporation, or a consolidation or merger of the Corporation with another entity; or

     (d) there shall be proposed a voluntary or involuntary dissolution, liquidation or winding up of the Corporation; then, in any one or more of said cases, the Corporation shall cause to be mailed to the Holder, at the earliest practicable time (and, in any event, not less than thirty (30) days before any record date or other date set for definitive action), written notice of the date on which the books of the Corporation shall close or a record shall be taken to determine the stockholders entitled to such dividend, distribution, convertible or exchangeable securities or subscription rights, or entitled to vote on such reorganization, reclassification, sale, consolidation, merger, dissolution, liquidation or winding up, as the case may be. Such notice shall also set forth such facts as shall indicate the effect of such action (to the extent such effect may be known at the date of such notice) on the Purchase Price and the kind and amount of the Common Stock and other securities and property deliverable upon exercise of this Warrant. Such notice shall also specify the date as of which the holders of the Common Stock of record shall participate in said distribution or subscription rights or shall be entitled to exchange their Common Stock for securities or other property deliverable upon such reorganization, reclassification, sale, consolidation, merger, dissolution, liquidation or winding up, as the case may be (on which date, in the event of voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the right to exercise this Warrant shall terminate).

     Without limiting the obligation of the Corporation to provide notice to the holder of actions hereunder, it is agreed that failure of the Corporation to give notice shall not invalidate such action of the Corporation.

     Section 1.08 If this Warrant is lost, stolen, mutilated or destroyed, the Corporation shall, on such reasonable terms as to indemnity or otherwise as it may impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination and tenor as, and in substitution for, this Warrant, which shall thereupon become void. Any such new Warrant shall not constitute an additional contractual obligation of the Corporation, whether or not the Warrant so lost, stolen, destroyed or mutilated shall be at any time enforceable by anyone; any such new Warrant shall operate solely to replace the Warrant so lost, stolen, destroyed or mutilated and the Corporation shall have the right to require that the Warrantholder and any other persons to indemnify the Corporation from and against any costs or losses that the Corporation may incur as a result of or arising out of the loss, destruction, or mutilation of the Warrant.

     Section 1.09 (1) The Corporation covenants and agrees that at all times it shall reserve and keep available for the exercise of this Warrant such number of authorized Shares as are sufficient to permit the exercise in full of this Warrant.

     (2) The Corporation covenants that all Shares, when issued upon the exercise of this Warrant, will be validly issued, fully paid, and non-assessable.


                   ARTICLE II -- ADJUSTMENT OF PURCHASE PRICE
                 AND NUMBER OF SHARES PURCHASABLE UPON EXERCISE

     Section 2.01 In case the Corporation shall, while this Warrant remains unexercised, in whole or in part, and in force, effect a recapitalization of such character that the Shares purchasable hereunder shall be changed into or become exchangeable for a larger or smaller number of shares, then, after the date of record for effecting such recapitalization, the number of Shares of Common Stock which the Holder hereof shall be entitled to purchase hereunder shall be increased or decreased, as the case may be, in direct proportion to the increase or decrease in the number of shares of Common Stock by reason such recapitalization, and of the Purchase Price, per share, whether or not in effect immediately prior to the time of such recapitalization, of such recapitalized Common Stock shall in the case of an increase in the number of such Shares be proportionately reduced, and in the case of a decrease in the number of such Shares shall be proportionately increased. For the purposes of this Section 2.01, a stock dividend, stock split-up or reverse split shall be considered as a recapitalization and as an exchange for a larger or smaller number of shares, as the case may be.

     Section 2.02 In case of any consolidation of the Corporation with, or merger of the Corporation into another corporation, or in case of any sale or conveyance of all or substantially all of the assets of the Corporation other than in connection with a plan of complete liquidation of the Corporation, then, as a condition of such consolidation, merger or sale or conveyance, adequate provision shall be made whereby the Holder shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in this Warrant and in lieu of Shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby, such shares of stock or securities as may be issued in connection with such consolidation, merger or sale or conveyance, with respect to or in exchange for the number of outstanding shares of Common Stock equal to the number of shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby had such consolidation, merger or sale or conveyance, not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of the Holder of this Warrant to the end that the provisions hereof shall be applicable as nearly as may be in relation to any shares of stock or securities thereafter deliverable upon the exercise hereof.

     Section 2.03 (a) In case the Corporation shall, while this Warrant remains unexercised, in whole or in part, and in force, issue (otherwise than by stock dividend or split-up or reverse split) or sell shares of its Common Stock (hereinafter referred to as "Additional Shares"), there shall be no adjustment in the number of Shares purchasable upon exercise of this Warrant or the Purchase Price, or both of them, on account of the issuance of the Additional Shares or otherwise.

     (b) In case the Corporation shall, while this Warrant remains unexercised, in whole or in part, and in force, issue or grant any rights to subscribe for or to purchase, or any option, for the purchase of, (i) Common Stock or (ii) any indebtedness or shares of stock convertible into or exchangeable for Common Stock being hereinafter referred to as "Convertible Securities"), or issue or sell Convertible Securities, there shall be no adjustment in the number of Shares purchasable upon exercise of this Warrant or the Purchase Price, or both of them, on account of the issuance of any said rights, option, or Convertible Securities or any combination of them.

     Section 2.04 Subject to the provisions of Sections 1.01 and 2.05 of this Warrant, in case the Corporation shall, while this Warrant remains unexercised, in whole or in part, and in force, declare to make any distribution of its assets to holders of Common Stock as a partial liquidating dividend, by way of return of capital or otherwise, then, after the date of record for determining stockholders entitled to such distribution, but prior to the date of distribution, the Holder shall be entitled upon exercise of this Warrant (subject to the Vesting Provisions of Section 1.01 of this Warrant) and purchase of any or all of the Shares of Common Stock subject hereto, to receive the amount of such assets (or, at the option of the Corporation, a sum equal to the value thereof at the time of such distribution to holders of Common Stock as such value is determined by the Board of Directors of the Corporation in good faith) which would have been payable to the Holder had he been the holder of such Shares of Common Stock on the record date for the determination of stockholders entitled to such distribution.

     Section 2.05 Except as otherwise provided in Section 2.02 above, in the case of any sale or conveyance of all or substantially all of the assets of the Corporation in connection with a plan of complete liquidation of the Corporation, in the case of the dissolution, liquidation or winding-up of the Corporation, all rights under this Warrant shall terminate on a date fixed by the Corporation, such date so fixed to be not earlier than the date of the commencement of the proceedings for such dissolution, liquidation or winding-up and not later than thirty (30) days after such commencement date. Notice of such termination of purchase rights (the "Purchase Rights Termination Notice") shall be given to the Holder at least thirty (30) days prior to such termination date. The Holder shall after the Purchase Rights Termination has been given, but prior to the termination dated be entitled to exercise this Warrant, without regard to the Vesting Provisions of Section 1.01, and purchase any or all of the shares and common stock subject hereto.

     Section 2.06 Any adjustment pursuant to the provisions of this Article II shall be made on the basis of the number of Shares of Common Stock which the Holder would have been entitled to acquire by exercise of this Warrant immediately prior to the event giving rise to such adjustment and, as to the Purchase Price per share in effect immediately prior to the event that giving rise to such adjustment. Whenever any such adjustment is required to be made, the Corporation shall forthwith determine the new number of Shares of Common Stock which the Holder hereof shall be entitled to purchase hereunder and/or such new Purchase Price per share and shall prepare, retain on file and transmit to the Holder within thirty (30) days after such preparation a statement describing in reasonable detail the method used in calculating such adjustment.

     Section 2.07 Anything contained herein to the contrary notwithstanding, the Corporation shall not be required to issue any fraction of a Share in connection with the exercise of this Warrant, and in any case where the Holder would, except for the provisions of this Section 2.07, be entitled under the terms of this Warrant to receive a fraction of a Share upon such exercise, the Company shall upon the exercise and receipt of the Purchase Price, issue the largest number of whole Shares purchasable upon exercise of this Warrant. The Corporation shall not be required to make any cash or other adjustment in respect of such fraction of a Share to which the Holder would otherwise be entitled. The Holder, by the acceptance of this Warrant, expressly waives his right to receive a certificate for any fraction of a Share upon exercise hereof.

     Section 2.08 The form of Warrant need not be changed because of any change pursuant to this Article II in the Purchase Price or in the number of Shares of Common Stock purchasable upon the exercise of a Warrant, and Common Stock Purchase Warrants issued after such change may state the same Purchase Price and the same number of shares of Common Stock as are stated in the Warrants initially issued pursuant to the Settlement Agreement.

                                 ARTICLE III --
                  REGISTRATION UNDER THE SECURITIES ACT OF 1933

     Section 3.01 This Warrant and the Shares of Common Stock issuable upon exercise of this Warrant have not been registered under the Securities Act of 1933, as amended ("the Act") and no rights to register this Warrant under the Act, the Shares underlying the Warrant, or both of them, has been granted the Warrantholder. The Warrantholder acknowledges and agrees that the Warrant and the shares underlying the Warrant shall not be sold, transferred, or hypothecated absent an opinion, acceptable to the Corporation's counsel, that any said sale, transfer, or hypothecation is exempt from the registration requirements of the Act. Any Shares of the Corporation's Common Stock issued upon exercise of this Warrant shall bear the following legend:

"The Shares represented by this Certificate have not been registered under the Securities Act of 1933, as amended, and may not be transferred in the absence of a registration statement covering said Shares or an opinion of Counsel to the Company that such registration is not required."

                           ARTICLE IV -- OTHER MATTERS

     Section 4.01 The Corporation will from time to time promptly pay, subject to the provisions of paragraph (4) of Section 1.02 hereof, all taxes and charges that may be imposed upon the Corporation in respect of the issuance or delivery of this Warrant or the Shares purchasable upon the exercise of this Warrant.

     Section 4.02 All the covenants and provisions of this Warrant by or for the benefit of the Corporation shall bind and inure to the benefit of its successors and assigns hereunder.

     Sections 4.03 Notices or demands pursuant to this Warrant to be given or made by the Holder to or on the Corporation shall be sufficiently given or made if sent by certified or registered mail, return receipt requested, postage prepaid, and addressed, until another address is designated in writing by the Corporation, as follows:

                              Viper Networks, Inc.
                         10373 Roselle Street, Suite 170
                           San Diego, California 92121

     Notices to the Holder provided for in this Warrant shall be deemed given or made by the Corporation if sent by certified or registered mail, return receipt requested, postage prepaid, and addressed to the Holder at his last known address as it shall appear on the books of the Corporation.

     Section 4.04 The validity, interpretation and performance of this Warrant shall be governed by the laws of the State of Utah.


     Section 4.05 Nothing in this Warrant expressed and nothing that may be implied from any of the provisions hereof is intended, or shall be construed, to confer upon, or give to, any person or corporation other than the Corporation and the Holder any right, remedy or claim under promise or agreement hereof, and all covenants, conditions, stipulations, promises and agreements contained in this Warrant shall be for the sole and exclusive benefit of the Corporation and its successors and of the Holder, its successors and, if permitted, its assignees.

     Section 4.06 The Article headings herein are for convenience only and are not part of this Warrant and shall not affect the interpretation thereof.

     IN WITNESS WHEREOF, this Warrant has been duly executed by the Corporation under its corporate seal as of the _____ day of ____________.


                                      VIPER NETWORKS, INC.

                                           /s/ Paul E. Atkiss
                                      BY ______________________________________
                                        Paul E. Atkiss, Chief Financial Officer



Attest: _____________________________

                                   ASSIGNMENT

     FOR VALUE RECEIVED, Stephen D. Young hereby sells, assigns and transfers unto __________________________________________________ the within Warrant and the rights represented thereby, and does hereby irrevocably constitute and appoint _________________________________ Attorney, to transfer said Warrant on the books of the Corporation, with full power of substitution. The Assignee of this Warrant has read and agrees to all terms of the Warrant as described in the Warrant and agrees that the Company's obligations to issue any shares of the Company's Common Stock are subject to the terms and provisions of that certain Settlement Agreement between the Company and Stephen D. Young. The Assignee further agrees to deliver and execute such additional agreements as the Corporation may reasonably require so as to assure the Corporation that all of the terms of the Settlement Agreement and those of applicable state and federal securities laws are satisfied.


Dated: _______________________


Signed: ______________________________

Signature guaranteed:

                                SUBSCRIPTION FORM

                              VIPER NETWORKS, INC.
                         10373 Roselle Street, Suite 170
                           San Diego, California 92121

     The undersigned hereby irrevocably subscribes for the purchase of shares of your Common Stock pursuant to and in accordance with the terms and conditions of this Warrant, and herewith makes payment, covering such shares of Common Stock which should be delivered to the undersigned at the address stated below, and, if said number of shares shall not be all of the shares purchasable hereunder, that a new Warrant of like tenor for the balance of the remaining shares purchasable hereunder be delivered to the undersigned at the address stated below.

     The undersigned agrees that: (1) the undersigned will not offer, sell, transfer or otherwise dispose of any such shares of Common Stock unless either
(a) a registration statement, or post-effective amendment thereto, covering such shares of Common Stock has been filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "Act"), and such sale, transfer or other disposition is accompanied by a prospectus meeting the requirements of Section 10 of the Act forming a part of such registration statement, or post-effective amendment thereto, which is in effect under the Act covering the shares of Common Stock to be so sold, transferred or otherwise disposed of, or (b) counsel to VIPER NETWORKS, INC. satisfactory to the undersigned has rendered an opinion in writing and addressed to VIPER NETWORKS, INC. that such proposed offer, sale, transfer or other disposition of the shares of Common Stock is exempt from the provisions of Section 5 of the Act in view of the circumstances of such proposed offer, sale, transfer or other disposition;
(2)VIPER NETWORKS, INC. may notify the transfer agent for its Common Stock that the certificates for the Common Stock acquired by the undersigned are not to be transferred unless the transfer agent receives advice from VIPER NETWORKS, INC. that one or both of the conditions referred to in (1)(a) and (1)(b) above have been satisfied; and (3) VIPER NETWORKS, INC. may affix the legend set forth in
Section 3.01 of this Warrant to the certificates for shares of Common Stock hereby subscribed for, if such legend is applicable.

Dated: ________________    Signed:________________________________

Signature guaranteed:  _________________________________


Address: ___________________________________

                                    EXHIBIT G

                   ALLOCATION OF STEPHEN YOUNG'S VIPER SHARES


                                   (Attached)

                                    EXHIBIT H

                      ESCROW AGREEMENT OF JANUARY 27, 2005


                                   (Attached)

     ESCROW AGREEMENT, dated as of January 27, 2005, by and between VIPER NETWORKS, INC., a Utah corporation ("Viper"), STEPHEN YOUNG ("Young") and PAUL
G. GOSS, ESQ., (the "Escrow Agent").

                              W I T N E S S E T H:

     WHEREAS, as of even date herewith Viper, Young and other parties, have entered into that certain Settlement Agreement (the "Agreement") pursuant to which, among other things, Viper shall deliver to the Escrow Agent 2,750,000 shares of common stock (0.001 par value per share) of Viper (which are referred to as the "Pending Shares" in the Agreement), to be held in, and delivered from escrow, pursuant to Section 1.05(b) and Exhibit E of the Agreement.

     WHEREAS, the Escrow Agent has agreed to act as Escrow Agent pursuant to the terms and conditions hereinafter set forth;

     WHEREAS, capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Agreement.

     NOW, THEREFORE, the parties hereto agree as follows:

     1. Viper shall deliver stock certificates representing the Pending Shares which are identified and described on Schedule 1 attached hereto and made a part hereof, in Young's name, to the Escrow Agent, who the parties agree acts as counsel to Viper and is not an independent third party, and the Escrow Agent hereby agrees to accept receipt of the certificates evidencing the Pending Shares. The certificates representing the Pending Shares are sometimes hereinafter referred to as the "Escrowed Certificates."

         2. The Escrow Agent shall hold the Escrowed Certificates until they are required to be released from escrow pursuant to Section 3 hereof.

     3(a) The Escrowed Certificates for the applicable Pending Shares shall be released from escrow and delivered by the Escrow Agent to Young (i) upon the dates set forth on Schedule 1, or (ii) upon the occurrence of the events (the "Event Occurrence") set forth on Schedule 1, as the case may be upon the dates set forth in Schedule 1.

     (b) Upon the dates set forth in Schedule 1, the Escrow Agent shall immediately release and deliver the applicable Escrowed Certificates which are to be released on such dates to Young.

     (c) Viper or Young shall immediately notify the Escrow Agent of an Event Occurrence in writing, and provide a copy of such notice in writing to the other. If Viper notifies the Escrow Agent of an Event Occurrence, the Escrow Agent shall release and deliver the applicable Escrowed Certificates which are to be released upon such Event Occurrences, to Young, upon receipt of the notice of Event Occurrence. If Young notifies the Escrow Agent of an Event Occurrence, the Escrow Agent shall release and deliver the applicable Escrowed Certificates to Young within seven (7) days following the Escrow Agent's receipt of the notice of Event Occurrence, unless the Escrow Agent shall have received a written notice of dispute from Viper.

     4. If a written notice of dispute is received by the Escrow Agent pursuant to Section 3 above, then the Escrow Agent shall not be required to release the Escrowed Certificates until the entry of a final non-appealable order by a court of competent jurisdiction determining all of the outstanding issues concerning ownership of the Escrowed Certificate or until the receipt of a joint notice by Viper and Young or their respective successors.

     5. During the period in which the Escrow Certificates are held in escrow, Young shall have all of the incidents of ownership of the Pending Shares and the Escrowed Certificates therefor.

     6. The Escrow Agent shall not be responsible for the genuineness of any certificate or signature and may rely conclusively upon and shall be protected when acting upon any notice, affidavit, request, consent, instruction, check or other instrument believed by it in good faith to be genuine or to be signed or presented by the other person, or duly authorized or properly made. The Escrow Agent shall have no responsibility except for the performance of its express duties hereunder and no additional duties shall be inferred herefrom or implied hereby. No amendment or modification of this Agreement or waiver of its terms shall affect the right and duties of the Escrow Agent upon acceptance of the Escrowed Certificates unless the Escrow Agent's written consent therefor shall first have been obtained. The Escrow Agent shall not be responsible or liable for any act or omission on its part in the performance of its duties as Escrow Agent under this Agreement, except as such act or omission constitutes bad faith, gross negligence or fraud.

     7. The Escrow Agent shall not be required to institute or defend any action involving any matters referred to herein or which affects the Escrow Agent or its duties or liabilities hereunder unless or until requested to do so by any party to this Agreement and then only upon receiving full indemnity, in character satisfactory to the Escrow Agent, against any and all claims, liabilities, and expenses in relation thereto (including any fees). In the event of any dispute among the parties hereto with respect to the Escrow Agent or its duties: (i) the Escrow Agent may act or refrain from acting in respect of any matter referred to herein in full reliance upon and by and with the advice of counsel; or (ii) the Escrow Agent may refrain from acting until required to do so by a final non-appealable order of a court of competent jurisdiction. Notwithstanding the foregoing, the Escrow Agent may at any time be relieved of its duties and obligations hereunder by depositing the Escrowed Certificates with a court of competent jurisdiction willing to accept the same or upon thirty
(30) days written notice of resignation given to the Viper and Young. In the event that the Escrow Agent resigns as Escrow agent hereunder, then the Viper and the Young shall obtain a mutually satisfactory substitute, and the Escrow Agent shall continue as escrow agent until a substitute escrow agent is engaged.

     8. In the event of any change in the Pending Shares during the term of this Agreement, by reason of any stock dividend, stock split-up, reverse split, recapitalization, combination, reclassification, exchange of shares or the like, all new, substituted, or additional stock, or other securities, issued by reason of any such change shall be delivered to and held by the Escrow Agent under the terms of this Agreement in the same manner as the Pending Shares originally escrowed hereunder.

     9. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective legal representatives, successors and assigns.

     10. This Agreement contains the entire agreement and understanding between the parties in respect of the subject matter hereof, and cannot be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom enforcement of any modification, change, discharge or termination is sought.

     11. A waiver of the breach of any term or condition of this Agreement shall not be deemed to constitute a waiver of any other breach of the same or any other condition.

     12. This Agreement will be construed and governed in accordance with the laws of the State of California, excluding choice of law rules thereof.

     13. All notices or other communication required or permitted hereunder shall be sufficiently given if delivered by hand, or sent by certified mail, return receipt requested, postage prepaid, facsimile transmission or overnight mail or courier, addressed as follows:

                  If to Viper, at:

                  Viper Networks, Inc.
                  7660 Fay Avenue, Suite H3339
                  La Jolla, California 92314

                  Attention: Paul Atkiss
                  Telecopier Number: (858)4525-8638

                  If to Young, at:

                  Stephen D. Young
                  840 McAllister Avenue
                  Big Bear City, California 92314
                  Telecopier Number: (888) 375-7270

                  If to the Escrow Agent:

                  Paul G. Goss, Esq.
                  1775 Sherman Street, Suite 2550
                  Denver, Colorado 80203
                  Telecopier Number: (720) 981-2955

     14. In the event of any litigation or arbitration between the parties, the prevailing party shall be entitled to its reasonable attorneys' fees and costs associated with such action.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


                              VIPER NETWORKS, INC.

                              By:
                              -------------------------------------------------
                              Name:
                               ------------------------------------------------
                              Title:
                                 ----------------------------------------------


                                        /s/ Stephen D. Young
                                       ----------------------------------------
                                        STEPHEN D. YOUNG


                                         /s/ Paul G. Goss
                                        ---------------------------------------
                                        PAUL G. GOSS, ESQ. as Escrow Agent

                                   SCHEDULE 1


                  SHARE CERTIFICATES & NUMBER OF SHARES ISSUED

                            TO YOUNG TO BE DELIVERED

                     TO THE ESCROW AGENT AND HELD IN ESCROW

Stock Cert.#                        No. of Shares                      Qualifying Event/Timeframe
#3299                                   500,000                         April 16, 2005

#4138                                    50,000                         April 16, 2005

#3301                                 1,000,000                         10,000 reg USB phones
                                                                         sold & on network

#4133                                   100,000                         10,000 reg USB phones
                                                                         sold & on network

#3302                                 1,000,000                         3 mos. At $1/share OR
                                                                         2nd anniversary (July 16, 2005)

#4134                                    100,000                        3 mos. At $1/share OR
                                                                         2nd anniversary (July 16, 2005)